UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 19, 2016

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20
Küçükyalı Ofispark
34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated February 18, 2016 announcing the board of directors’ resolution on annual general assembly.

Istanbul, February 18, 2016

Announcement Regarding the Board of Directors’ Resolution on Annual General Assembly

Subject: Statement made pursuant to Communiqué II-15.1 of the Capital Markets Board

The Turkcell Board of Directors has decided:

•
to call the Annual General Assembly Meeting of our Company pertaining to the year of 2015 to convene on March 29, 2016 at 10.00 am at the address of “Aydınevler Mahallesi, İnönü Caddesi, No:20/36, C Blok Conference Hall, Küçükyalı Ofispark, 34854, Maltepe/İstanbul” and to discuss the attached agenda; and

•
to submit the Share Buyback Plan as attached hereto, and the authorization to be granted to the Board of Directors for carrying out the share buyback in line with the attached plan, within the scope of the Communiqué on Buy-backed Shares (numbered II-22.1), for the approval of the shareholders at the Ordinary General Assembly for 2015.

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.
AGENDA OF THE ANNUAL GENERAL ASSEMBLY MEETING
OF THE 2015

1-	Opening and election of the Presidency Board;
2-	Authorizing the Presidency Board to sign the minutes of the meeting;
3-	Reading the Annual Report of the Board of Directors relating to fiscal year 2015;
4-	Reading the summary of the Independent Audit Firm’s report relating to fiscal year 2015;
5-	Reading, discussion and approval of the Turkish Commercial Code and Capital Markets Board Balance Sheets and Profits/Loss statements relating to fiscal year 2015;
6-	Release of the Board members individually from the activities and operations of the Company pertaining to the year 2015;
7-	Discussion of and decision on Board of Directors’ proposal on Company’s Donation Policy; submitting the same to the approval of shareholders;
8-
Informing the General Assembly on the donation and contributions made in 2015; discussion of and decision on Board of Directors’ proposal concerning determination of donation limit to be made in 2016, starting from the fiscal year 2016;

9-
Subject to the approval of the Ministry of Customs and Trade and Capital Markets Board; discussion of and decision on the amendment of Articles 3, 4, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15, 16, 17, 18, 19, 21, 24, 25 and 26 of the Articles of Association of the Company;

10-	Election of new Board Members in accordance with related legislation and determination of the newly elected Board members’ term of office if there will be any new election;
11-	Determination of the remuneration of the Board of Directors members;
12-
Discussion of and approval of the election of the independent audit firm appointed by the Board of Directors pursuant to Turkish Commercial Code and the Capital Markets Legislation for auditing of the accounts and financials of the year 2016;

13-
Discussion of and decision on Board of Directors’ proposal on share buyback plan and authorizing the Board of Directors for carrying out share buyback in line with the mentioned plan, within the scope of the Communiqué on Buy-backed Shares (numbered II-22.1);

14-
Decision permitting the Board Members to, directly or on behalf of others, be active in areas falling within or outside the scope of the Company’s operations and to participate in companies operating in the same business and to perform other acts in compliance with Articles 395 and 396 of the Turkish Commercial Code;

15-	Discussion of and decision on the distribution of dividend for the year 2015 and determination of the dividend distribution date;
16-
Informing the shareholders regarding the guarantees, pledges and mortgages provided by the Company to third parties or the derived income thereof, in accordance with the Capital Markets Board regulations;

17-	Closing.

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

SHARE BUYBACK PROGRAM

The Purpose of Share Buyback Program

The purpose of our Company’s buyback program is to buy back its own shares on Borsa İstanbul A.Ş. within the framework of employee share ownership plans for Turkcell’s or its consolidated subsidiaries’ employees with the approval of General Assembly.

Duration of Share Buyback Program

5 (five) years within the framework of employee share ownership plans for Turkcell’s or its consolidated subsidiaries’ employees.

Maximum Number of Shares to be Bought Back

It is foreseen to buy back shares, in conformity with relevant legislation and within the limits of the total funds allocated as stated below, up to 10% of the Company’s paid-in capital of TRY 2,200,000,000 (two billion two hundred million Turkish Lira). In case of a change in the legislation or increase in the paid-in capital, the transactions shall be made in line with the changes.

The program will be completed once the maximum amount of shares subject to buyback are purchased.

Total Amount and Source of the Funds Allocated for Share Buyback
TRY 200,000,000 (two hundred million Turkish Lira) has been allocated for share buyback coming from the company’s resources and cash flow from its operations.

The nominal value of the bought back shares cannot exceed 10% of the paid-in capital. Bought back shares sold during the program are not included in the calculation of this ratio as a reduction item. The total value of the shares bought back cannot exceed the total of the funds that can be distributed as dividends.

Lower and Upper Price Limits for the Share Buyback

The lower price limit is TRY 0 (zero Turkish Lira) and the upper price limit is TRY 15 (fifteen Turkish Lira) for the share buyback.

Authority Duration and Transaction Procedure requested from the General Assembly

The Company’s Board of Directors has been authorized for a period of 5 years. Board of Directors is authorized not to start buyback transactions or to end the program at any time based on the capital market conditions or the Company’s financial position. Within the authorization period, Board of Directors can carry out one or more buyback programs.

Board of Directors is authorized for the transactions, in accordance with the legislation, of share buyback, disposal of the purchased shares and carry out related transactions in line with the purpose of the buyback program for 5 years following the authorization.

Board of Directors may hold one or more buyback programs within the framework of conditions set forth in this buyback program during the authorization period.

Authorization for Purchases

Board of Directors, who is authorized by the General Assembly, may delegate its authorization to natural persons or legal entities to be designated by itself.

Potential impacts of buy-back program on the Company’s financial position and results of its activities

Total fund set aside for buyback is TRY 200,000,000 (two hundred million Turkish Lira) which corresponds to 0.8% of the total assets in the consolidated financial statements as of the end of December 31, 2015. In this regard, we do not expect any material impact on the Company’s financial position and operational results of its activities as a result of this buyback program.

Information on subsidiaries, if any, which may acquire shares under the program

None.

Minimum, Maximum and Weighted Average Share Price Information in the last year*

For the year ended December 31, 2015;

Minimum share price: TRY 9.90

Maximum share price: TRY 13.55

Weighted average share price: TRY 11.71

Minimum, Maximum and Weighted Average Share Price Information in the last 3 months*

For the three months ended February 18, 2016;

Minimum share price: TRY 9.42

Maximum share price: TRY 12.20

Weighted average share price: TRY 10.53

Benefits to be obtained by related parties, if any

None.

*Share prices are adjusted. Weighted average share price is the average of daily weighted average share prices during the related period.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: February 19, 2016	By:	/s/Murat Dogan Erden
	Name:	Murat Dogan Erden
	Title:	Chief Financial Officer

TURKCELL ILETISIM HIZMETLERI A.S.

Date: February 19, 2016	By:	/s/Nihat Narin
	Name:	Nihat Narin
	Title:	Investor Relations and Business Development